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                                 Exhibit (a)(5)

                   [THE FOLLOWING WILL BE DELIVERED VIA EMAIL]

                                  July 3, 2003

              ANNOUNCEMENT OF OFFER TO EXCHANGE OUTSTANDING OPTIONS

               UNDER THE ANADIGICS, INC. 1995 LONG TERM INCENTIVE

      AND SHARE AWARD PLAN AND THE ANADIGICS, INC. 1997 LONG TERM INCENTIVE

                       AND SHARE AWARD PLAN FOR EMPLOYEES

The following offer is being made under the terms and subject to the conditions of an offer to exchange and related documents. The offer to exchange can be viewed and printed by clicking on the link set forth below. The letter of transmittal is being mailed today to the home address of employees who have been identified as eligible to participate in this program, or for Warren, NJ based employees to their office mail slots.

[LINK TO INTRANET SITE] Offer to Exchange

If you would prefer to receive a copy of the offer to exchange instead of printing it yourself, or if you have questions relating to the offer, please contact the Stock Option Exchange hotline at (908) 791-6045 or stockoptionexchange@anadigics.com.

Due to today's difficult market and business conditions, you may hold stock options with an exercise price that exceeds the current market price of our common stock. Because our board of directors recognizes that the Company's option plans may not currently be providing performance incentives for its valued employees and because the number of shares covered by options represents a significant percentage of our fully diluted outstanding shares, the board has considered a number of ways to provide you with the benefit of options that over time may have a greater potential to increase in value.

As a result, ANADIGICS will offer to exchange your outstanding options under its 1995 Long Term Incentive and Share Award Plan, as amended and its 1997 Long Term Incentive and Share Award Plan for Employees, as amended, (collectively, the "Plans" and each a "Plan") with an exercise price of more than $10.00 per share for new options we will grant under the Plans. You may exchange one or more of your options. If you select a particular option for exchange, you must also exchange all other eligible options granted to you by ANADIGICS on such date.

The number of shares of common stock subject to the new options will be equal to one third of the number of shares subject to the options that you tender and we accept for exchange, rounded up to the next whole number and adjusted for any stock splits, stock dividends and similar events. We will grant the new options on or about the later of February 6, 2004 or the first business day which is at least six months and one day following the date we accept and cancel the tendered options.

You must be an employee of the Company or one of its subsidiaries from the date you tender options through the date we grant the new options in order to receive new options. If you do not remain an employee of the Company or one of its subsidiaries, you will not receive any new options or any other consideration for the options tendered by you and canceled by the Company.

The terms and conditions of the new options will be substantially the same as the terms and conditions of your current options, except in four respects:

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        o   the per share exercise price of all new options will equal the closing sale price of our common stock on the Nasdaq National Market on the date we grant the new options or on the first day thereafter on which a selling price is made available to the public;

        o your options will expire (in the absence of an earlier termination) ten years from the new grant date;

        o   your options will vest one year after the grant date; and

        o the number of shares of common stock subject to the new options will be equal to one third of the number of shares subject to the options that you tender and we accept for exchange, rounded up to the next whole number and adjusted for any stock splits, stock dividends and similar events.

The Board of Directors makes no recommendation as to whether you should tender or refrain from tendering your options in the offer. You must make your own decision whether to tender your options.

The Company's offer is being made under the terms and subject to the conditions of an offer to exchange and a related letter of transmittal. The offer to exchange can be viewed and printed by clicking on the link that is set forth above. The letter of transmittal is being mailed today to the home address of employees who have been identified as eligible to participate in this program. You should carefully read the entire offer to exchange and letter of transmittal before you decide whether to tender all or any portion of your options. A tender of options involves risks which are discussed in the offer to exchange. To tender options, you will be required to properly complete and return to us the letter of transmittal and any other documents specified in that letter by the expiration date of the Company's offer. Specifically, if you desire to exchange any of your options, you should follow the following steps:

        o   Review the offer to exchange at the link that is set forth above;

        o Review the attachment to the letter of transmittal. The attachment describes each option that has been granted to you that remains outstanding.

        o Initial those option grants on the attachment that you wish to exchange. Remember that:

            o You may only select options that have an exercise price of more than $10.00 per share.

            o Once you select an option, you must also select all other eligible options granted to you on the same date as the selected option.

        o Sign the letter of transmittal and complete the other information required to be answered on page 4.

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        o   Return the letter of transmittal, with the attachment, to ANADIGICS,
            Inc., 141 Mt. Bethel Road, Warren, New Jersey 07059, Attn: Stock Option Exchange, before 5:00 p.m., New York City Time, on August 4, 2003.

If you do not intend to exchange any of your options, please check the box on page 5 of the letter of transmittal, sign the letter of transmittal on page 5, and return the letter of transmittal to ANADIGICS, Inc., 141 Mt. Bethel Road, Warren, New Jersey 07059, Attn: Stock Option Exchange, before 5:00 p.m., New York City Time, on August 4, 2003.

If you have any questions about the offer, please contact the Stock Option Exchange hotline at (908) 791-6045 or stockoptionexchange@anadigics.com.

We thank you for your continued efforts on behalf of ANADIGICS.


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